# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Samsara Inc., CIK 0001642896
CUSIP: 79589L106
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1 DE HARO STREET, 1 DE HARO STREET, SAN FRANCISCO, California (CA), 94107
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001020066-25-000019
Filed by CIK 0001020066

## Reporting persons
- SANDS CAPITAL MANAGEMENT, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); shared voting power 10,961,388; shared dispositive power 15,657,744; aggregate amount beneficially owned 15,657,744 (4.2% of the class)
  Comment: The percentages reported in this Schedule 13G are based upon 368,421,323 Shares outstanding as of March 9, 2026 (according to the Issuer's Form 10-K as filed with the Securities and Exchange Commission on March 16, 2026).
- Sands Capital Alternatives, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); shared voting power 552,488; shared dispositive power 552,488; aggregate amount beneficially owned 552,488 (0.1% of the class)
  Comment: The percentages reported in this Schedule 13G are based upon 368,421,323 Shares outstanding as of March 9, 2026 (according to the Issuer's Form 10-K as filed with the Securities and Exchange Commission on March 16, 2026).
- Sands Capital Scaling Innovation Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); shared voting power 7,799; shared dispositive power 7,799; aggregate amount beneficially owned 7,799 (0% of the class)
  Comment: The percentages reported in this Schedule 13G are based upon 368,421,323 Shares outstanding as of March 9, 2026 (according to the Issuer's Form 10-K as filed with the Securities and Exchange Commission on March 16, 2026).
- SANDS FRANK M.: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); shared voting power 11,521,675; shared dispositive power 16,218,031; aggregate amount beneficially owned 16,218,031 (4.4% of the class)
  Comment: The percentages reported in this Schedule 13G are based upon 368,421,323 Shares outstanding as of March 9, 2026 (according to the Issuer's Form 10-K as filed with the Securities and Exchange Commission on March 16, 2026).

## Item 1. Issuer
Name of issuer: Samsara Inc.
Address of issuer's principal executive offices: 1 DE HARO STREET, 1 DE HARO STREET, SAN FRANCISCO, CALIFORNIA, 94107.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by: (i) Sands Capital Scaling Innovation Fund, L.P. ("Sands Scaling Innovation"); (ii) Sands Capital Alternatives, LLC ("SCA"); (iii) Sands Capital Management, LLC ("SCM"); and (iv) Frank M. Sands ("Sands"). Sands Scaling Innovation, SCA, SCM, and Sands are together referred to herein as the "Reporting Persons".

Sands Capital Scaling Innovation Fund-GP, L.P. ("Sands Scaling Innovation-GP LP") is the general partner of Sands Scaling Innovation. Sands Capital Scaling Innovation Fund-GP, LLC ("Sands Scaling Innovation-GP LLC" and, together with Sands Scaling Innovation-GP LP, the "Sands General Partners") is the general partner of Sands Scaling Innovation-GP LP.

Sands holds ultimate voting and investment power over the securities held by Sands Scaling Innovation, SCA, and SCM, and thus may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by Sands Scaling Innovation, SCA, and SCM. Each Reporting Person and the Sands General Partners disclaim beneficial ownership of any securities except to the extent of their respective pecuniary interests therein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons and the Sands General Partners is 1000 Wilson Blvd., Suite 3000, Arlington, VA 22209.
Citizenship: Each of Sands Scaling Innovation, the Sands General Partners, SCA and SCM is organized under the laws of the State of Delaware. Sands is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See rows 5 through 11 of cover pages.
Percent of class: See rows 5 through 11 of cover pages.
Sole power to vote or to direct the vote: See rows 5 through 11 of cover pages.
Shared power to vote or to direct the vote: See rows 5 through 11 of cover pages.
Sole power to dispose or to direct the disposition: See rows 5 through 11 of cover pages.
Shared power to dispose or to direct the disposition: See rows 5 through 11 of cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Securities reported on this Schedule 13G are held in the accounts of various clients of SCA and SCM, which may include pension plans, endowments, foundations, mutual funds, charities, state and municipal government entities, Taft-Hartley plans, families, and individuals, among other types. Such clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein. No such client's interest in the class of securities reported herein is more than 5%.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SANDS CAPITAL MANAGEMENT, LLC: /s/ Alexandra R. Fulk, Alexandra R. Fulk, Chief Compliance Officer, Senior Counsel (05/08/2026)
- Sands Capital Alternatives, LLC: /s/ Jonathan Goodman, Jonathan Goodman, General Counsel (05/08/2026)
- Sands Capital Scaling Innovation Fund, L.P.: /s/ Jonathan Goodman, Jonathan Goodman, General Counsel of the GP of the GP of Sands Capital Scaling Innovation Fund, L.P. (05/08/2026)
- SANDS FRANK M.: /s/ Frank M. Sands, Frank M. Sands (05/08/2026)
Comment: Sands Capital Scaling Innovation Fund, L.P. signed by Sands Capital Scaling Innovation Fund-GP, L.P., its general partner, by Sands Capital Scaling Innovation Fund-GP, LLC, its general partner, by Jonathan Goodman, General Counsel.